ASX RELEASE | January 14, 2021 | ASX:PLL; NASDAQ:PLL

PIEDMONT ENHANCES SENIOR MANAGEMENT TEAM

Piedmont Lithium Limited (“Piedmont” or “Company”) is pleased to announce the additions of Ms. Malissa Gordon, Mr. Jim Nottingham, Mr. John “Pratt” Ray, and Mr. Brian Risinger, as senior members of the Company’s management team.  The appointments come as Piedmont progresses its integrated lithium hydroxide project in North Carolina toward construction later in 2021, advances its plans to redomicile the Company’s primary listing to the United States, and assumes a higher profile in the clean energy sector through its involvement in forward-thinking organizations such as the Zero Emission Transportation Association in partnership with organizations such as Tesla, Uber, Albemarle, Lithium Americas, and others.
Ms. Gordon joined Piedmont in 2020 as Manager – Community and Government Relations.  Malissa most recently spent over 12 years with the Gaston County (North Carolina) Economic Development Commission.  Ms. Gordon brings deep local roots to the Piedmont team with strong connections to community leaders, non-profit and business organizations.  Ms. Gordon received her BS in Corporate Communications from Western Carolina University.
Mr. Nottingham has joined Piedmont as Senior Project Manager – Concentrate Operations.  Jim brings extensive project management, construction, mine management and process plant operations management experience to Piedmont from his 30+ years’ operating in the mining industry.  Mr. Nottingham received his BS in Mining and Mineral Engineering from West Virginia University.
Mr. Ray joined Piedmont in 2020 as Production Manager – Chemical Operations.  Pratt has deep experience in the production of lithium hydroxide and carbonate, both from spodumene and brine sources, having spent almost 30 years in production and operating roles at Livent’s Bessemer City, North Carolina lithium chemical facility.
Mr. Risinger has joined Piedmont as Vice President – Corporate Communications and Investor Relations.  Brian has over 20 years’ experience in similar roles, having served most recently as director of marketing, corporate communications, and investor relations for Sonoco Products Company, one of the world’s largest paper and packaging companies.  Mr. Risinger is a graduate of the Darla Moore School of Business at The University of South Carolina.
Keith D. Phillips, President and Chief Executive Officer, commented: “I am excited that Malissa, Jim, Pratt, and Brian have chosen to join the Piedmont team.  Malissa will enhance our outreach and relationships within our North Carolina community.  Jim’s experience both building and operating mines and processing plants will be pivotal as Piedmont transitions from technical studies to implementation.  Pratt brings to the Piedmont team years of practical lithium hydroxide production operational know-how of which few others can claim.  Brian is a highly experienced investor and public relations executive who will improve Piedmont’s communication with the investing and media communities.
“2021 is a pivotal year for Piedmont, and the addition of these experienced professionals is the next logical step in the evolution of our Company and brings us closer to our goal of becoming a domestic producer of lithium hydroxide for the North American battery materials market.”
For further information, contact:
Keith Phillips	Brian Risinger
President & CEO	VP - Corporate Communications and Investor Relations
T: +1 973 809 0505	T: +1 704 910 9688
E: kphillips@piedmontlithium.com	E: brisinger@piedmontlithium.com

About Piedmont Lithium

Piedmont Lithium Limited (ASX: PLL; Nasdaq: PLL) holds a 100% interest in the Piedmont Lithium Project, a pre-production business targeting the production of 160,000 t/y of spodumene concentrate and the manufacture of 22,700 t/y of battery quality lithium hydroxide in North Carolina, USA to support electric vehicle and battery supply chains in the United States and globally.  Piedmont’s premier southeastern USA location is advantaged by favorable geology, proven metallurgy and easy access to infrastructure, power, R&D centers for lithium and battery storage, major high-tech population centers and downstream lithium processing facilities.  Piedmont has reported 27.9Mt of Mineral Resources grading at 1.11% Li2O located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, which historically provided most of the western world’s lithium between the 1950s and the 1980s. The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina.
Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

This announcement has been authorized for release by the Company’s CEO, Mr. Keith Phillips.

2